December 17, 2009

Robert P. van der Merwe
Chairman of the Board of Directors, President and Chief Executive Officer
Checkpoint Systems, Inc.
101 Wolf Drive, PO Box 188
Thorofare, New Jersey 08086

> **Re:** **Checkpoint Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2008**
> **Filed February 26, 2009**
> **Form 8-K, filed May 7, 2009**
> **File No. 1-11257**
> **Response Letter Filed December 14, 2009**

Dear Mr. van der Merwe:

We have reviewed your response letter dated December 15, 2009, and we have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state in your response letter that your European subsidiaries have sold "standard products" to Iran and your "standard line of products" to Syria. Please describe to us, as requested in our letter dated September 29, 2009, the specific products, materials, components, equipment, technology, or services that were provided into each of Iran and Syria.

2. Please represent to us that you will disclose in your future filings any material developments in, and any material risks associated with, your proceedings related to OFAC, as appropriate.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance